May 5, 2011

Via EDGAR

Lisa Kohl

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Kohl:

Re:  Lyons Liquore Inc. (the "Company")

       Registration Statement on Form S-1

       Filed April 28, 2011

       File No. 333-171148

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.  We note your response to comment one in our letter dated February 25, 2011.  We continue to believe that the offering contemplated by your selling shareholders is deemed to be a primary offering.  Because you are not eligible to make an at-the-market offering under Rule 415(a) (4) of Regulation C, your selling shareholders must sell their shares at a fixed price for the duration of the offering.  Please revise your disclosure throughout the registration statement to stale that the shares offered by your selling shareholders will be offered at a fixed price for the duration of the offering and remove the references to the ability of your selling shareholders to offer their shares at prevailing market prices, should you become quoted on the OTCBB.  For example, we note the following statements:

  “The selling shareholder will sell our shares at a fixed price of $0.10 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.”  (Page 3); and
  “The selling shareholders will sell [your] shares at a fixed price of $0.10 per share until [your] shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.”  (Page 5).

Please note these are examples only and not necessarily all inclusive.  Also revise your disclosure to identify the selling shareholders as underwriters of the offering on the Prospectus Cover Page and in the “Selling Shareholders” and “Plan of Distribution” sections.  In this regard, we note your statement on the prospectus cover page that each of the selling shareholders may be deemed to be an “underwriter”  Please note that your selling shareholders must be identified as underwriters in the prospectus, it is not sufficient to state that they “may be” underwriters.

ANSWER:  We have made the requested revisions throughout the filing.

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2.  We note your response to comment three in our letter dated February 25, 2011 and we reissue this comment in part.  As previously requested, revise your disclosure to provide a specific business plan for the next twelve: months.  For example, disclose the steps you will take to secure retail space, identify distributors, and to obtain regulatory approval.  Also briefly describe the specific activities that you engage in on a day-to-day basis to develop your brand, determine the market for your services and to develop your business and marketing plan.

ANSWER:  We have added to the following disclosure:

We are currently a development stage company which means that we dedicate a majority of our time towards activities required to keep develop our business plan.  We are currently engaging in corporate compliance activities, brand development, capital formation and real estate outlook.

Corporate Compliance activities include managing corporate minutes, supporting our attorneys with documentation required for public filings, supporting all accounting and audit document requirements, managing compliance issues and documentation support.

Brand Development activities entail, marketing our brand with partners, developing a channel sales program or channel partner program, to participate with other industry leaders for branding opportunities.  As well as exploring opportunities that entail co-branding and marketing in advertising and trade show events.

Capital Formation activities entail the proposed development of exploring the possibilities of how to raise capital to open our first store location.  Syndicated opportunities, investment opportunities and exploring public market capital avenues.

Real Estate outlook activities entail us scouting and reviewing possible store locations, demographic studies, research reports on localities, retail driven areas, exploring and discussing with commercial real estate brokers on possible opportunities for shuttered stores, new    stores, new construction, and existing options.  Specifically, we will partner with commercial real estate companies to assist in sourcing open store locations, new construction, auctioned sites, shuttered stores, and development opportunities with retail store developers.

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Prospectus Summary, page 5

The Offering, page 5

3.  We note your response to comment nine in our letter dated February 25, 2011.  As previously requested, please revise your offering summary table to ensure that it includes all of the material terms of your primary and secondary offerings and present the terms of each offering separately, with a view towards clarity.  It should reflect the terms of your primary offering, including whether the offering is a best efforts self-underwritten offering, whether a minimum number of shares must be sold for the offering to continue, and to include the duration of the primary offering.  Also revise your disclosure to state that the selling shareholders will offer their shares at a fixed price for the duration of the offering and to identify the selling shareholders as underwriters.

ANSWER:  We have made the requested revisions.

Summary Financial Information,   page 6

4.  Please revise the May 26, 2010 inception date to read December 17, 2009.

ANSWER:  The date has been revised.

Use of Proceeds, page 12

5.  We have reviewed your responses and revised disclosures related to comments 10 and 19 in our letter dated February 25, 2011.  Considering your disclosures indicate that the financing required to open a single retail location can vary from $75,000 to $300,000 and you anticipate receiving less than $75,000 of net proceeds under the 25%, 50%, and 75% offering scenarios, please revise your use of proceeds disclosures to clearly indicate that you will need additional financing outside of this offering to open a store under those offering scenarios and disclose the order of priority of any use of the proceeds received under each of these scenarios. See Instructions 1 and 3 to Item 504 of Regulation S-K.  If you also anticipate the need for additional financing under the 100% scenario, please provide similar  disclosures.  Otherwise, if you believe the 100% scenario will enable you to open a store, please supplement your disclosures to describe how those proceeds will also allow you to fund the additional costs of opening a store, such as license fees, leasehold improvements, and payroll and inventory requirements.  In addition, please revise your disclosures to describe the timing of your anticipated expenditures.  For example, if you do not intend to pay out the amounts allocated to real estate until you obtain additional financing, please disclose such intentions.  If you do anticipate paying out those amounts in the immediate or near future without obtaining subsequent financing, please explain in further detail the anticipated terms of your real estate plans, such as the number of rental months you believe the funds will cover.

ANSWER:  We have included the following disclosure to our use of proceeds section:

We will require additional financing outside of this offering to open a store or commence operations as an ongoing business.  The offering proceeds, even at 100%, will not be adequate to open any single store at this time and we will need to raise additional capital.  There is no assurance that we can and will be successful in raising any additional capital or necessary capital to open a single store.  The proceeds from this offering will be used for real estate prospecting, branding, sales and marketing.  These activities may be postponed until the company is successful in obtaining additional financing.  At this time there is no specific timeline but we may engage in capital raising activities in 2011 for such specific purposes.  If we are not able to obtain such funding, raise additional capital to meet the requirements of opening a storefront, then our business may fail due to a lack of funding to commence operations and thus investors could lose their entire investment if our business plan is unsuccessful.

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Plan of Distribution, page 14

6.  We note that you acknowledge the requirement to deliver a prospectus supplement under certain circumstances, however, some of the circumstances you discuss may require the filing of a post-effective amendment.  For example, changes in the identity of stockholders will require the filing of a post-effective amendment.  Refer to Compliance and Disclosure Interpretation 220.04 of the Securities Act Rules located at our web-site.  Please review this disclosure and revise accordingly.

ANSWER:  We have revised the disclosure to include filing post-effective amendment.

Description of Business, page 16

7. We note your response to comment 14 in our letter dated February 25, 2011 and reissue this comment in part.  As previously requested, please describe the state liquor and private distribution processes, with a view towards explaining your business model to investors.  For example, state the way(s) in which obtaining liquor from distributors would differ in a "control" versus "open" state and describe any restrictions on such a process.  Also revise your disclosure to explain your statement in the final paragraph on page 16 that "[you] believe that certain states are great for entry based on several of the above factors" and disclose which of the states that you intend to operate in are "control" states and which are "open" states.

ANSWER:  We have added the following additional disclosure:

The State and Private or Open distribution process varies from state to state.  For example, if we decide to commence operations in a State controlled location, such as Ohio, we would obtain our liquor license from the alcohol control agency.  Also, since Ohio is a control state we would have to buy all our alcohol from the state agency at their published prices and resell at their retail prices.  With an open state, the difference is that we would be able to purchase our alcohol from private distributors or the open market at prices that are set by such private distributors.  Colorado is an example of an open state.

We have not identified any distributors except the ones mandated by the state government in the state controlled locations.  Each state has an alcohol control agency, and state laws regulate the sale of alcohol, including specifying what types of retailers may sell alcohol, and limiting days and hours of operation.  Most states are open or license states, and allow private ownership of retailers.  In control states, the state government controls liquor distribution, and may operate retail liquor outlets.  State-run liquor stores may be referred to as ABC (Alcoholic Beverage Control) stores.  Liquor stores sell alcohol for off-premise consumption, and require a state-issued license to operate.  In some areas, stores may require additional licenses from municipal or county authorities.  Liquor licenses are generally more expensive and difficult to obtain than beer and wine licenses.  Some states use quota licenses, which limit the number of liquor licenses based on the population.  In quota states, new liquor stores must either buy an existing license or enter a lottery for a new quota license.  We believe certain states are great for entry based on several of the above factors.  We have identified a few states based on competition, access to capital, entry to market, access to licenses (quota only) and cost of doing business.  Some of these states we believe are a good fit for our model is as follows:  Ohio-Control State, Colorado-Open State, Florida-Open State.

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Competitive Business Conditions, page 17

8.  Please revise your disclosure to describe the way(s) in which you plan to compete with the companies described in this section.  See Item 101(h) (4) (iv) of Regulation S-K.

ANSWER:  We have added the following disclosure:

Personal income, consumer tastes and entertainment trends drive demand.  The profitability of individual companies depends on effective marketing and competitive pricing.  We plan to differentiate ourselves from the competition by having a localized marketing program that will allow us to embed ourselves with that local community.  This can be done by sponsorship of local sports teams, community events; local newspaper adverts, becoming the local hometown liquor retailer.  Large companies offer wide selections and deep discounts, but small companies compete by offering specialized merchandise, providing superior customer service, or serving a local market.  We believe that we will differentiate ourselves by providing better service, and by providing a more personalized shopping experience by allowing the consumer to place special orders and allowing them to educate themselves on our product by offering tastings and other events to acquire goodwill with the local community shopper.  Liquor stores compete directly with grocery stores, warehouse clubs, convenience stores, and gas stations, and indirectly with restaurants, bars, and other establishments that serve alcohol.  To this end we believe that the local shopper or consumer will support their small hometown liquor retailer compared to a Wal-Mart.  We hope to compete effectively to capture such market share.  In states like Ohio which is a control state or a “monopoly state” because we are state governed, the only differentiation would be location and service.  Consumers will get the same price in all ABC stores but they will choose to shop at a particular store if they find better service and locality of convenience.

Compliance with Government Regulation, page 17

9.  We note your response to comment 15 in our letter dated February 25, 2011.  Please explain the basis for your statement in the second paragraph of this section that "[t]here are no Federal governmental requirements for selling alcoholic beverages.” and reconcile this statement with your statement in the first paragraph of this section that "[f]ederal, state and local governments heavily regulate the alcoholic beverage industry.”  Also revise your disclosure to discuss the effect of any failure to secure federal, state, or local approval(s) on your business; in this regard, we note that you have already identified the states in which you plan to operate on page 16.

ANSWER: We have reconciled the disclosure.

Intellectual Property, page 17

10.  We note your response to comment 16 in our letter dated February 25, 2011.  Please further revise your disclosure to state whether you have applied for and whether you have received trademark protection for your trade name or logo, considering you state that you "own" your logo.  See Item 101(h)(4)(vii) of Regulation S-K.

ANSWER:  We have added the following disclosure:

We have designed our logo and thus own the creative design; we have put the logo into service and thus claim to have the TM trademark.  Our logo is unique.  We have not applied for Federal Trademark registration at this time.  Federal Trademark Registration gives national protection, and puts parties on notice of the trademark across the nation.

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Description of Property, page 17

11. We note your response to comment 17 in our letter dated February 25, 2011.  Please confirm to us.  If true, that no other companies controlled by Ms. Vibhakar share the office space provided by Ms. Vibhakar as your response does not indicate as much.  If other entities controlled by Ms. Vibhakar share this office space, revise your disclosure to list and briefly describe such companies.

ANSWER:  We confirm that no other companies controlled by Ms. Vibhakar share the Company’s office space.

Market for Common Equity and Related Stockholder Matters, page 18

Market Information, page 18

12. You state here that you have no plans, proposals, and arrangements of understandings with any person with regard to the development of a trading market in any of your securities and yet elsewhere you indicate that you expect your shares to be quoted on the OTC    Bulletin Board.  Please revise to clarify.

ANSWER:  We have added the following disclosure:

although we do plan on engaging a market maker to apply for a listing on the OTC Bulletin for our common stock.  However, as of the date of this prospectus we have not engaged such market maker and there is no assurance that our common stock will ever become quoted on the OTC Bulletin Board.

OTC Bulletin Board Qualification for Quotation, page, 19

13.  You indicate here that 100,000 shares of your common stock are held by non-affiliates and 10,060,000 shares of your common stock are held by affiliates.  Please tell us how you determined these amounts with reference to your selling stockholder table.  If we assume that your sole officer and director is not selling in this offering any of the 10,000,000 shares that were purchased as a founder, it is unclear to us why the 100,000 shares held by Lyons Banc, Inc. that are being registered for resale are not considered shares held by affiliates and why they are not also reflected in the beneficial ownership table on page 22.

ANSWER:  We have reconciled the disclosure throughout the document to clarify that 100,000 shares that are being offered are held by affiliates and 60,000 shares are held by non-affiliates.  In addition, we have updated the beneficial ownership table on page 22.

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Plan of Operations, page 19

Financial Condition, Liquidity and Capital Resources.  page 20

14.  We note your statement in this section that "[you] intend to raise additional financing to fund [your] operations once [you] become a publicly traded company.”  Please revise your disclosure to reflect the fact that stocks are quoted, rather than traded on the OTCBB.

ANSWER:  We have updated the disclosure.

Cash Requirements.  Page 20

15.  Quantify the amount necessary to provide funding to cover minimal operations.  Considering you state that you believe that you have "adequate capital ...to fund operations as is" and yet you only have $2,736 cash on hand, please state how long these funds will satisfy your minimal operations.

ANSWER:  We have added the following disclosure:

We believe we can sustain minimal operations with the funds we have.  We don’t have any    expenses other than auditor fees and attorney fees.  These are either paid up in advance or we will receive an invoice and at that time request an advance from our CEO to loan the company such monies to fund these invoices.  At this time we anticipate $ 10,000 in professional fees that will come due in the next six months.

16.  Consistently indicate whether the cost to open a single location varies between $75,000 and 5300,000, as you indicate here, or $75,000 and $350,000 or more, as you indicate on page 16.  Provide a break-down of what these costs reflect, consistent with our comment above under "Use of Proceeds. “

ANSWER:  We have revised the $350,000 figure to $300,000 and have added the following disclosure:

In terms of opening a retail location, some geographic markets will be higher or lower in the overall cost of opening a store based on several factors as follows.  We also take into consideration the difference in cost in control states and open states.  For example, in a control state the state alcohol board can sometimes advance the inventory weekly thus allowing the sales agent or company to control cash flow.  This can be based on many specific factors such as proprietor credit, track record; essentially a line of inventory credit.  In open states the private negotiations of credit between suppliers, distributors and company can also be beneficial if credit is extended under many other circumstances.  So the cost of entry per store can vary due to the above factors.  There is no consistent way to present this information as it is truly case by case.

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17. Clarify for readers when and how you will identify the location in which you will open your first retail liquor store.  If you do not know how or when you will make this decision, please state as much.

ANSWER:  We have added the following disclosure:

We anticipate working with commercial real estate agents and brokers who will assist us in identifying possible locations in states we believe would be good entry points for our company.  These agents or brokers have been given a basic description and parameters we would require for footprint to provide search results.  At this time this is an exploratory event as we are gathering this data to better understand the costs, feasibility of opening a store.

Directors, Executive Officers, Promoters and Control Persons.  page 20

18.  We note your response to comment 20 in our letter dated February 25, 2011 and reissue this comment in part.  Please revise the description of Ms. Vibhakar’s business experience to disclose the principal line of business of Corporate Wire, Inc.  Also revise your disclosure to reconcile your statement that Ms. Vibhakar "has no experience in developing a business strategy to grow a company" with your statement that Ms. Vibhakar was the founder and CEO of Corporate Wire, Inc. and "[d]uring her time at Corporate Wire, built the company to over 1500 members.

ANSWER:  We have added the following disclosure:

that is an online press release service that offers both free and paid press distribution to search engines, newswires and websites for private and small public companies.

In addition, we have removed the statement, "has no experience in developing a business strategy to grow a company".

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Executive compensation, page 21

19.  We note your response to comment 21 in our letter dated February 25, 2011.  Please revise your disclosure to state whether you anticipate paying compensation to Ms. Vibhakar in    2011.  In light of the fact that Ms. Vibhakar is your sole officer and director, please explain the way(s) in which you are negotiating with Ms. Vibhakar to draft her compensation agreement.

ANSWER:  We have added the following disclosure:

We do not anticipate paying any direct compensation to our sole officer and director at this time or in the near future.  We are currently evaluating similar compensation agreements to better understand what would be an acceptable agreement to set for our sole office and director.  We will consider all benchmarks from comparable companies and sectors in evaluating a mutual employment agreement.

Please contact me if you have any further questions.

Yours truly,

LYONS LIQUORS INC.

per: /s/ Shefali Vibhakar

Shefali Vibhakar

President & C.E.O.